SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES

Table of Documents Filed

1.	Press Release entitled, “ORIX Announces First Quarter Results for the Year Ending March 31, 2004,” made public on Wednesday, July 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 4, 2003	By	/s/ Shunsuke Takeda

Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

July 30, 2003

FOR IMMEDIATE RELEASE

Contact Information:
          ORIX Corporation
          Corporate Communications
          Leslie Hoy
          Tel: +81-3-5419-5102
          Fax: +81-3-5419-5901
          E-mail: orixir@orix.co.jp
          URL: www.orix.co.jp

ORIX Announces First Quarter Results for the Year Ending March 31, 2004

TOKYO, Japan — July 30, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that revenues in the first quarter increased 6% year on year to 170,917 million yen, while income before income taxes decreased 2% to 25,920 million yen, and net income decreased 17% to 14,098 million yen. The decline in net income resulted in large part because a contribution from a cumulative effect of a change in accounting principle, net of applicable tax effect due to the recording of negative goodwill of 1,937 million yen that was made in the first quarter of the previous fiscal year, whereas no such effect was recorded this fiscal year.

	First Quarter (April 1, 2003-June 30, 2003)

	2003.4-6	2002.4-6	Change	2003.4-6 US$

Total Revenues (JPY millions)	170,917	160,957	Up 6%	1,427
Income before Income Taxes (JPY millions)**	25,920	26,322	Down 2%	216
Net Income (JPY millions)	14,098	16,885	Down 17%	118
Earnings Per Share (Basic) (JPY/US$)	168.45	201.85	Down 17%	1.41
Earnings Per Share (Diluted) (JPY/US$)	158.71	189.95	Down 16%	1.32

	2003.6	2003.3	Change	2003.6 US$

Shareholders’ Equity (JPY millions)	526,547	505,458	Up 4%	4,395
Total Assets (JPY millions)	5,923,307	5,931,067	0%	49,443
Shareholders’ Equity Per Share (JPY/US$)	6,291.50	6,039.43	Up 4%	52.52

*	U.S. dollar amounts have been calculated at JPY119.80 to $1.00, the approximate exchange rate prevailing at June 30, 2003. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

**	“Income before income taxes” refers to “income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” in the consolidated statements of Income.

The “Real Estate” segment had higher segment profits with contributions from the condominium development business, which continued to perform well, and gains from the sale of office buildings. In the “Asia and Oceania” segment, the strong performance of the automobile leasing operations of each company in the region and the contribution from equity method affiliates added to segment profits. In “The Americas” segment, lower costs associated with the restructuring of a leasing subsidiary resulted

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in an improvement in segment profits.

Operating assets were up only 1% compared to March 31, 2003 to 5,201,976 million yen due to our cautious selection of new assets and our continued attempt to grow profits without increasing assets. Total assets were relatively flat at 5,923,307 million yen and the shareholders’ equity ratio improved to 8.9% compared to 8.5% at March 31, 2003.

2. Forecasts for the Fiscal Year Ending March 31, 2004

For the fiscal year ending March 31, 2004, we forecast revenues of 730,000 million yen (up 7% compared with the fiscal year ended March 31, 2003), income before income taxes of 87,000 million yen (up 88%), and net income of 48,000 million yen (up 59%). These forecasts are unchanged from those announced on April 25, 2003 at the time of the earnings announcement for the fiscal year ended March 31, 2003.

For details of the first quarter earnings announcement, please access “First Quarter Results 2003/6” and “Analysis of First Results 2003/6” from ORIX’s web site at:

URL: http://www.orix.co.jp/ir_e/data/report/index.htm

3. Conference Call

A conference call will be held in English on Thursday, July 31, 2003 at 9:00 PM (Tokyo)/8:00 AM (EST)/1:00 PM (London)/2:00 PM (Continent) to discuss the first quarter results.

The “Analysis of First Quarter Results 2003/6” will be used as a basis for the conference call presentation.

URL: http://www.orix.co.jp/ir_e/data/report/index.htm

Speakers:
Shunsuke Takeda (Deputy President and Chief Financial Officer)
Masaru Hattori (Corporate Senior Vice President, Accounting Department)

Conference Call Dial-in Numbers (Please dial in at least 5 minutes before the start of the call)

United States Dial-in Numbers: US TOLL NO.: US TOLL FREE NO.:	1-210-839-8500 1-888-452-9848

Passcode: ORIX

Europe Dial-In Numbers: UK TOLL NO.: UK TOLL FREE NO.: BELGIUM TOLL NO.: FRANCE TOLL NO.: GERMANY TOLL NO.:	44-20-7019-0810 0800-018-0764 32-2-402-3407 33-1-70-75-00-02 49-69-2222-52100

IRELAND TOLL NO.: ITALY TOLL NO.: NETHERLANDS TOLL NO.: SWITZERLAND TOLL NO.: SPAIN TOLL NO.: AUSTRIA TOLL NO.: SWEDEN TOLL NO.:	353-1-246-0034 39-02-3600-0324 31-20-710-0075 41-1-580-7807 34-91-414-15-45 43-1-92-89-655 46-8-566-10-783

Passcode: ORIX

Asia Dial-In Numbers: JAPAN TOLL NO.: HK TOLL NO.: AUSTRALIA TOLL NO.:	81-3-5539-7112 852-2258-4002 61-2-8214-9000

Passcode: ORIX

Instant Replay Numbers (available for two weeks after the conference call)

US TOLL NO.: US TOLL FREE NO.: UK TOLL NO.: JAPAN TOLL NO.: JAPAN TOLL FREE NO.: HONG KONG TOLL NO.: AUSTRALIA TOLL NO.: AUSTRALIA TOLL FREE NO.:	1-402-220-2287 1-888-485-2358 44-207-019-0811 81-3-5539-7171 00531-85-3248 852-2802-5151 61-2-8209-6161 1-800-554-395

Passcode: 574992

Inquiry: If you have any questions regarding this matter please contact ORIX IR at:

Tel: 03-5419-5102
Fax: 03-5419-5901
E-mail: orixir@orix.co.jp
IR Web Site: www.orix.co.jp/ir_e/ir_index.htm

About ORIX
ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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